Mail Stop 4561

April 3, 2008

Mr. Kenton K. Adler
Chief Executive Office
TTM Technologies, Inc.
2630 South Harbor Boulevard
Santa Ana, CA 92704

>   **Re: TTM Technologies, Inc.**
>   **Amendment No. 2 to Form S-3**
>   **Filed March 21, 2008**
>   **File No. 333-148687**

Dear Mr. Adler:

We have reviewed your response to our letter dated February 15, 2008 in connection with the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Incorporation of Certain Information by Reference, page ii

1.   The incorporated Form 10-K for the year ended December 31, 2007 does not currently include the Part III information, which you incorporate by reference from a definitive proxy statement that has not yet been filed. Prior to the desired effective date of the registration statement, the information required by Part III of Form 10-K must be filed in an amended Form 10-K that is incorporated by reference into the Form S-3, or in a filed, definitive proxy statement . See Interpretation H.6 of the July 1997 Manual of Publicly Available Telephone Interpretations of the Division of Corporation Finance.

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As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

In view of the fact that we have further comments, please confirm in writing that you have withdrawn your prior request for acceleration of the effective date of the registration statement. To facilitate the processing of your filing we suggest that you submit another request for acceleration only after receiving oral assurances that we have no further comments.

If you have any questions, please call LaTonya Reynolds at (202) 551-3535. Should you require further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile: (602) 445-8615
        Michael L. Kaplan, Esq.
        Greenberg Traurig, LLP